UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MAXIM INTEGRATED PRODUCTS, INC.
 (Name of Subject Company (Issuer) and Filing Person (Offeror))

Options To Purchase Common Stock, $0.001 Par Value Per Share
 (Title of Class of Securities)

57772K101
(CUSIP Number of Class of Securities)

Alan Hale
Chief Financial Officer
Maxim Integrated Products, Inc.
120 San Gabriel Drive
Sunnyvale, CA 94086
Tel: (408) 737-7600
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

	Transaction Valuation	Amount of filing Fee
	Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: Not Applicable	Filing Party: Not Applicable

	Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐.

This Tender Offer Statement on Schedule TO is being filed by Maxim Integrated Products, Inc. ("Company") pursuant to General Instruction D to Schedule TO.

Explanatory Note

This filing relates solely to a preliminary communication made before the commencement of an anticipated voluntary option exchange program by the Company. The memorandum attached as Exhibit (a)(5) to this Schedule TO-C addressed to employees was posted on the Company's internal Intranet on April 6, 2007.

Item 12.    Exhibits

Exhibit No.	Description
(a)(5)

Announcement dated April 6, 2007 to Employees of Maxim Integrated Products, Inc. from Tunc Doluca, President and Chief Executive Officer, regarding planned Option Exchange Program.      PDF furnished as a courtesy